
September 17, 2020

Michael Klein
Chief Executive Officer, President and Chairman
Churchill Capital Corp III
640 Fifth Avenue, 12th Floor
New York, NY 10019

> **Re: Churchill Capital Corp III**
> **Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A**
> **Filed September 16, 2020**
> **File No. 001-39228**

Dear Mr. Klein:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Michael Aiello, Esq.